PE
11-2-02

I need...

TRUE STORIES OF DELIVERING CUSTOMER VALUE

FALCON PRODUCTS, INC. 2002 ANNUAL REPORT

When our customers say "I need ..." that sets in motion Falcon's unique business system – a system that delivers superior value through reliability, service, and flexibility. Those qualities have guided us as we have launched and acquired industry leading brands, built a vertically integrated supply chain, and developed our people. Today, our strategy is winning in the marketplace. With this year's annual report, we share with you true stories of the differentiated value The Falcon Companies are delivering to customers everyday.

FINANCIAL HIGHLIGHTS

in thousands, except per-share data

For the Year	2002[1]	2001[1]	2000	1999[1]	1998[1]	1997[1]
Net sales	**$277,537**	$314,116	$331,078	$233,019	$149,085	$118,110
Gross margin	**65,135**	76,844	87,178	62,003	43,609	33,503
Operating profit	**18,988**	20,672	33,391	22,714	14,127	11,459
Earnings from continuing operations	**592**	1,357	9,196	9,264	8,575	7,220
At Year-End						
Working capital	**38,959**	32,272	43,321	46,799	35,756	38,691
Total assets	**273,577**	267,467	279,025	292,206	111,974	99,357
Total debt	**150,585**	147,971	154,408	164,506	18,815	1,794
Stockholders' equity	**61,000**	60,041	74,677	69,301	71,946	73,264
Per Common Share – Diluted						
Net earnings from continuing operations	**$ 0.07**	$ 0.15	$ 1.05	$ 1.04	$ 0.92	$ 0.73

(1) Amounts shown are before special and nonrecurring items. Fiscal 2002 results include a $0.2 million pre-tax nonrecurring gain, $0.1 million after tax or $0.01 per share. Fiscal 2001 results include an $18.6 million pre-tax nonrecurring charge, $12.1 million after-tax or $1.37 per share. Fiscal 1999 results include a $14.0 million pre-tax nonrecurring charge, $8.7 million after-tax or $0.97 per share. Fiscal 1998 results include a pre-tax nonrecurring charge of $3.5 million, $2.2 million after-tax or $0.24 per share. Fiscal 1997 results include a $3.7 million pre-tax nonrecurring charge, $2.3 million after-tax or $0.23 per share, and a $6.8 million after-tax gain on the sale of the William Hodges division, or $0.69 per share.

Falcon Products, Inc. has a leading position in the commercial furniture market segments that it serves. It has the industry's leading brands, the largest manufacturing base, and the largest sales force. The Company designs, manufactures, and markets products for the hospitality and lodging, contract office, food service, healthcare, and education segments of the commercial furniture market. The Company, with headquarters in St. Louis, Missouri, currently operates 11 manufacturing facilities throughout the world and has more than 2,800 employees.

Delivering customer value

This year represents a turning point for our Company. We returned to profitability during the year, without the benefit of a recovery in the economy, and we believe we have properly positioned the Company to deliver improved results as we look forward.

During 2002, we took the steps necessary to improve our cost structure, and the results of these actions can be seen in our operating results. Despite the decline in sales, we improved our operating margins and profitability. At the same time, we expanded our market share in the food service and contract office segments, and maintained our share in the hospitality segment.

While we expect that certain of our markets will continue to face difficulties in fiscal 2003, we believe that we are positioned to improve earnings without a recovery in the economy. And, if the economy recovers during the year, we are confident that our growth will accelerate.

FISCAL 2002 FINANCIAL RESULTS For the year, we reported sales of $277.5 million, representing a decline of 11.6 percent from fiscal 2001 sales. Net earnings were $692,000, or $0.08 a share, compared with a loss of $10.8 million, or $1.22 a share, in 2001.

Our financial results reflect the positive steps we have taken to improve performance. Beginning in the second quarter of the year, we returned to profitability and began a trend of three consecutive quarters of increased earnings and improved operating margins.

Even as we were reducing our cost structure, we were investing in our brands. We introduced new catalogs for the Shelby Williams and Thonet brands to support a revitalized marketing effort and project a more modern image. The new Shelby Williams catalog incorporates a newly designed logo and highlights our emphasis on fully upholstered products. In addition, we introduced a number of new products during the year, including task seating, healthcare specialized seating, education tables, and fully upholstered seating. We also continued to invest in our newest brand, Epic Furniture Group, which focuses on high-design, high-end furnishings for the contract market. Epic recorded strong sales growth and profit contributions in 2002.

Our sales in the food service market increased by 25 percent for the year, well ahead of the overall market; although our contract office sales declined by 11 percent, we outperformed BIFMA's reported decline by 9 percentage points; hospitality sales declined at a level consistent with the overall market at 20%.

PLATFORM FOR SUCCESS Every time one of our customers purchases a piece of furniture, they are making a statement to their customer. They are setting an expectation for their customers' experience with their business. Increasingly, this statement is the basis for competition between businesses. The physical environment in education, healthcare, restaurants and hotels is a key brand element and differentiator in the consumer's mind. Our customers come to us to create the exact environment they envision.

This concept of creating what our customers envision drives our actions and is captured in our mission statement: Give the customers what they want, when they want it, every time. To support our mission statement we have identified three key principles that define our ability to serve our customers, which will ultimately drive our success in the marketplace. These are reliability, service and value. We are continually focused on our ability to live up to our mission statement and support these three key principles.

Reliability, the first key principle, is a critical differentiator within our industry. Because the physical environment is often the first exposure the consumer has to our customer, that first impression must be right. The furniture must arrive on time, the quality must be impeccable, and the product must meet performance expectations over time. Our goal is to meet or exceed the expectations of our customers on each and every order.

The second key principle is service. Our service goal is to simplify a very complex process for our customers. This starts with a deep knowledge of our customers' needs so we can help them create the environment they envision. This must then be backed up with design, engineering and operations support to deliver the unique vision, on-time and at the right price. We have the proven capability to manage large, complex projects for our customers, and let them focus on the management of their business operations.

Value, the third key principle, is created by continually offering product improvements, new or substitute products, and lower costs. Our global manufacturing base allows us to cost effectively manufacture customized products to meet our customers' unique needs. At the same time, we have the ability to strategically source customized components and commodity items from lower-cost areas of the world.

We are proud of the unique platform we have created, and we believe that this platform is a launching pad for growth and success in the coming years.

MARKETS AND OPPORTUNITIES The Falcon Companies serve a diverse number of commercial furniture markets, including hospitality, food service, contract office, education and healthcare. This market diversity provided balance during 2002, and provides significant growth opportunities as we look forward. We'll briefly review each of our end markets, beginning with food service.

Our sales in the food service market increased 25 percent in 2002, far in excess of the growth for that segment overall. We grew at a faster rate in large part due to our extensive remodeling work at Boston Market locations nationwide. Our success with this remodeling program is a prime example of our competitive strength in the market. Our ability to design, engineer, manufacture and install complex décor packages, on a large scale, is a tremendous advantage and unique within the industry.

Although our Boston Market remodeling work will wind down after the first quarter of 2003, we believe we can achieve further market share gains based on our unique capabilities. As restaurant chains increasingly focus on their environment and evaluate refurbishment programs as a means to stay ahead of the competition, we are best positioned to take advantage of this growing market. One of the most significant growth opportunities in the food service market in 2003 is with McDonald's, which has announced the start of a major refurbishment program. In addition, we have extensive opportunities to further penetrate the large chain operators within the industry.

The contract office industry has had two very difficult years, a decline of 18 percent in 2001 and a forecasted decline of 20 percent in 2002. Our sales in this market have significantly outperformed the industry average, in large part due to a marketing focus on the expanding education and healthcare segments of the contract furniture market.

Education now represents a significant portion of our contract office sales, and we are well positioned to continue to expand. We have adapted products developed for corporate training purposes to the education market, where they satisfy a growing need for furniture designed to handle the latest technology. The healthcare market is also growing as healthcare operators have become increasingly aware of the impact of the physical environment in recruiting physicians and attracting new patients.

To continue our momentum in the education market in 2003, we will introduce "Falcon on Campus," an integrated marketing initiative tying our brands, products and literature directly to the needs of the education decision-maker. We will launch new seating and table products specifically tailored to the education market. "Falcon on Campus" will serve students throughout the campus, serving them where they learn; where they eat; where they live; and where they have fun.

While the overall hospitality market has not yet recovered from the economic downturn, portions of the industry are expected to grow in 2003. We will focus our marketing efforts on those growth areas, timeshare units and the senior living market, as well as the fully upholstered product category.

We still believe there is pent-up demand for hotel refurbishing, yet hotels have continued to postpone action until the market recovers. We saw this same pent-up demand in previous recessions, and we fully expect that when the economy turns around there will be an increased pace in refurbishments within the hotel industry. PriceWaterhouseCoopers projects a 3 percent increase in revenue per available room in 2003, a positive sign for the hotel industry, and a nearly 6 percent increase in revenue per available room in 2004, which is near historic levels of growth.

Looking longer term, we have tremendous opportunities internationally, particularly in China, where we are well ahead of our competitors in serving that country's growing food service market. We have an established manufacturing presence in China to serve our customers in that country and the Asia-Pacific region. We are the only U.S. company able to offer the complete package – design, engineering, manufacturing and installation – for quick-serve restaurants in China. This competitive advantage will allow us to benefit from increased investment by multinationals, as well as expand our position with the rapidly growing number of local businesses.

We remain committed to our objectives of doubling fiscal 2000 sales and earnings by 2005, leading the consolidation of the commercial furniture market, and producing consistent operating margins of greater than 12 percent of sales.

We would like to take this opportunity to recognize the passing of two dear friends during the past year, Donald P. Gallop and Alan Peters. Don served as a director of the Company for nearly 40 years, and during his tenure Don consistently offered outstanding business and legal advice to management. Alan served as a director of the Company from 1969 through his retirement in 1996. Alan was one of the first sales representatives for the Company, and was mentor to an untold number of salespersons over the years. Both Don and Alan made significant contributions to the growth and success of the Company and they will be greatly missed by all of us who knew them.

Following Don's death, the Board of Directors elected Michael Shanahan, Sr. to the Board. Mike is chairman of the board and chief executive officer of Engineered Support Systems, Inc., a leading designer and manufacturer of military support equipment and electronics for the U.S. armed forces. We welcome Mike to the board and look forward to capitalizing on his extensive management experience.

In closing, the economic turnaround we all hoped for in 2002 did not materialize, and most forecasters predict that 2003 will be another difficult year. As noted, however, we successfully dealt with the economic environment in 2002 and expect a strong performance in 2003 independent of an economic turnaround. We want to thank our employees and shareholders for their continuing support. Our employees are second-to-none, and together, we are firmly committed to building value for our shareholders.



FRANKLIN A. JACOBS
Chairman of the Board
and Chief Executive Officer



DAVID L. MORLEY
President and
Chief Operating Officer


I need 100 tables.
That's what I told my sales representative from The Falcon Companies last week.
Without Falcon, our students wouldn't have any way of plugging in their computers.

TRUE STORY

The new classroom building was under construction, the electrical wiring had been planned, and Northeastern State University, Oklahoma, was ready to order fully wired computer tables, when it realized it had a problem: The specified computer tables didn't solve the University's functional and esthetic requirements. University officials didn't want the computer wiring to be visible, nor did they want to incur costly construction charges. Enter the Falcon Companies. Our product designers and engineers customized Falcon brand MATS tables to fit Northeastern State's needs. The story doesn't end there. Impressed with the customized tables, the University ordered Thonet chairs for the classroom, Charlotte sofas and occasional tables for the building's common areas, and Falcon brand seating, tables, and booths for the cafeteria. ☞ *Excellent service is one of the benefits of Falcon Flexibility.*

Service: Falcon prides itself on providing customers what they want, when they want it, every time.


I need
two dozen tables and
chairs – in two weeks.


I need
to upgrade my restaurants
in six months... and I need
to accomplish all of this
without my restaurants
being down for a single day.


We need
stools and bar tables for
our new Asian-theme lounge,
next week.


I need
three dozen training tables
installed and ready for use
for facilities in California,
Texas, and Pennsylvania
by the end of the month.

TRUE STORY

Quick-serve restaurants earn their reputation every day by delivering what their name promises: fast service. And they expect nothing less from their vendors. Case-in-point: Yum! Brands, operator of KFC, Pizza Hut, Taco Bell, Long John Silvers, and A&W restaurants, identified an innovative opportunity to significantly boost business by placing two or more of its restaurant brands under one roof. When Yum! wanted to test its new multi-branding concept, the company immediately turned to Falcon, and we delivered. Within four weeks, we engineered, manufactured, and installed the dining area of the two-branded restaurant. The concept has been so successful that multi-branding has become one of Yum! Brands' five key growth strategies. ☞ *Value is one of the benefits of* Falcon Flexibility.

Value: Falcon provides products that play an integral role in helping customers' establish their own brand attributes.


I need 200 chairs
elegant and fully upholstered, using imported fabrics,
for the rooms on our concierge floor, within two months.

TRUE STORY

The Mirage Las Vegas Hotel's reputation rests to a large degree on its finely appointed guest rooms. When the hotel decided to refurbish, it aimed to maintain that feel by decorating the rooms in rich colors using imported fabrics. And that's where our story begins. The imported fabric for the guest room chairs arrived at the Shelby Williams manufacturing facility just 10 days before the first 100 rooms were to be completely refurbished. But Shelby Williams delivered. The seating for those first rooms was on-site on-time, ready to be unpacked in the right order, room-by-room. Not only does Shelby Williams have the expertise at handling the type of coordination required by the Mirage, but we were the supplier of the hotel's original furniture, and their satisfaction with the original purchase helped us land the refurbishing order. ☞ *Reliability is a key benefit of Falcon Flexibility.*

Reliability: The Falcon Companies' dependability and consistency are key competitive advantages.

This is *Falcon Flexibility*

TRUSTED BRANDS

Customers look to The Falcon Companies because we have the number one portfolio of high-quality, trusted brands in the industry

Our flexible business system enables us to deliver value that uniquely satisfies our customers' needs.

I need...

...reliability

FALCON.

SHELBY WILLIAMS

Howe.

THONET

KING ARTHUR

JOHNSON TABLES

Epic

Sellers & Josephson

Falcon Flexibility is achieved through our combination of industry-leading brands, an integrated supply chain, broad product range, and outstanding employees.

CHOICES

No other company can match the breadth and value represented in our products lines.

Our integrated supply chain provides us with the flexibility to customize nearly every product we make and deliver furniture solutions tailored to our customers' unique needs.



Company sales rep gathers key information: size of the interior, customer demographics, etc.



We begin by determining the time line necessary to meet your needs



Company's design services group uses sales rep's data to develop interior design, including tables, chairs, trash containers, wall décor, artwork, color scheme, etc.

...service



Engineering group translates the design into specific production guidance.



Production team uses the engineering drawings to fabricate all pieces for the interior; team constructs all items prior to shipment to ensure everything will fit together on site.



Team is often able to complete an installation within 24 hours.

We provide performance-based value to customers by delivering what they want, when they want it, every time.

...value.

Through Falcon Flexibility, we provide our customers reliability, service, and value that our competitors cannot match.

The Falcon Companies' experienced employees leverage our global supply chain to deliver industry-leading quality, speed, and value.

Bright future

[illegible]

Over the past two years, we have built a solid platform for success. It was key to achieving a profit in fiscal 2002 even though the economy did not rebound. As we strengthen our platform, we expect to achieve additional growth, and we are confident that we have laid the foundation for increasing shareholder value as we look forward.

HOSPITALITY

$500 MILLION MARKET

The hospitality market has not recovered from the economic downturn, but portions of the industry are expected to grow in 2003. Revenue per room is expected to increase by 3 percent in 2003, and by nearly 6 percent in 2004, according to PriceWaterhouseCoopers. Because hotels have postponed refurbishing for several years now, pent-up demand is tremendous, and we are in an outstanding position to capitalize on that demand, once it is unleashed.

Customers are Marriott International, Hilton Hotels, Holiday Inn, Four Seasons Hotels and Resorts, MGM Grand Hotel, Sheraton Hotels, Starwood Hotels and Resorts Worldwide, Westin Hotels and Resorts, Wyndham Resorts, Cendant.

MARKET RANKING

1ST

FOOD SERVICE

$1.4 BILLION MARKET

Outstanding service and reliability have helped us build strong, solid relationships with 36 of the nation's largest 100 restaurant chains. There's still tremendous growth potential with these chains overall, and we firmly believe that we can expand this segment of our business in 2003 and beyond. Our expertise and contacts provide a solid foundation for ongoing success.

Customers are Red Lobster, Olive Garden, TGI Fridays, Applebee's Neighborhood Grill and Bar, Morton's of Chicago, Smith & Wollensky, Denny's, Starbucks Coffee, Chili's, Romano's Macaroni Grill, On the Border.

MARKET RANKING

1ST

QUICK SERVICE

$500 MILLION MARKET

We have the unmatched ability to offer turnkey service to this market on a large scale, and there is significant pent-up demand for remodeling due to the recent recession. One of the opportunities for growth in the quick-service market in 2003 is with *McDonald's*, which has announced the start of a major refurbishment program. Our size, service, and quality uniquely position us to earn a significant percentage of this business.

Customers are McDonald's, Boston Market, Burger King, Wendy's, KFC, Taco Bell, Pizza Hut, Arby's, Hardee's, Krystal, Jack in the Box, Host Marriott.

MARKET RANKING

1ST

CONTRACT OFFICE

$800 MILLION MARKET

The contract office market is expected to rebound in 2003, following two years of declines. We significantly outperformed the market in 2002, and we believe that we are on track to outperform the market once again in 2003.

Customers are Freddie Mac, Best Buy, Cisco Systems, Microsoft, Vanguard Investments.

MARKET RANKING

1ST

HEALTHCARE

$700 MILLION MARKET

The aging of the U.S. population is leading to strong, sustained growth in healthcare facilities, and that spells opportunity for The Falcon Companies. As in the contract office and education segments, we are bringing a coordinated marketing approach to healthcare. Through new products and more focused marketing, we are confident that we will increase our market share in 2003.

Customers are Marriott Senior Living, Manor Care, Novartis, Columbia HCA, Kaiser Permanente.

MARKET RANKING

TOP TEN

EDUCATION

$500 MILLION MARKET

The boom in college construction will continue – projects valued at $11 billion were begun in 2002 – as the college-aged population will rise through 2012. We will accelerate our momentum in this market with the launch of the Falcon on Campus program, under which we will coordinate the marketing of all of our education-focused products. Our products are geared for use across campus facilities, from classrooms to dorm rooms to cafeterias and stadiums.

Customers are Northeastern State University, Texas Christian University, DePaul University, Wharton School of the University of Pennsylvania, Harvard University, University of Southern Mississippi.

MARKET RANKING

TOP TEN

FINANCIAL DATA TABLE OF CONTENTS

The Falcon Companies is the leader in the commercial furniture market segments that it serves. The following section provides financial details for fiscal 2002.

The following discussion should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto.

Certain information presented herein includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. However, there can be no assurance that the Company's actual results will not differ materially from its expectations. The matters referred to in forward-looking statements may be affected by risks and uncertainties affecting the Company's business.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS

Falcon Products, Inc.'s financial statements are prepared in accordance with principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgements on historical experience and other factors believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes that of its accounting policies, the following includes significant estimates made by management and involves a higher degree of judgement and complexity.

Revenue Recognition – The Company recognizes revenue and renders billings as the product is shipped and title passes to the customer. We manufacture products for specific customer orders. The Company continuously monitors the quality of our shipments to ensure that our products meet customer specifications. We provide for product returns based on historical percentages. Even with our efforts to monitor quality, no assurances can be given that we will continue to experience the same return rates that we have in the past. Any significant increase in returns could have a negative impact on our operating results.

Allowance for Doubtful Accounts – The Company performs ongoing credit evaluations of customers and adjusts credit limits and credit terms based upon the customer's credit worthiness and payment history. The Company monitors collections and maintains an allowance for doubtful accounts based upon specific customer collection issues identified and historical experience. While such historical write-offs have been within the Company's expectations, no assurances can be given that we will continue to experience the same anticipated level of write-offs that we have in the past.

Slow Moving and Obsolete Inventory Reserves – The Company reviews inventory on hand for slow moving and obsolete inventory and records a provision to record this inventory at the lower of cost or estimated current market value. A significant decrease in demand or change in the needs of our customers could result in an increase in the amount of excess inventory quantities on hand, primarily raw materials. Although we continually review the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and operating results.

Debt Covenants – As of November 2, 2002, the Company was in compliance with our debt covenants under our credit agreements, which require, among other things, the Company to maintain certain financial ratios. Based on the Company's anticipated improvement in results of operations, the Company expects to remain in compliance with our credit agreements absent any material trend adversely affecting the U.S. economy. The Company also believes its lenders would accept modifications or provide waivers to these agreements, if necessary. However, the Company's expectations of future operating results and continued compliance with the Company's credit agreements cannot be assured and the lenders' actions are not controllable by the Company.

Goodwill – The Company performs an evaluation of goodwill for impairment on an annual basis or more frequently, if circumstances indicate a possible impairment. We did not have an impairment of goodwill as of November 2, 2002. The Company uses an independent valuation firm to assist in performing the annual impairment evaluation. The independent valuation firm uses various approaches to determine if an impairment of goodwill exists. One of the approaches uses estimates of future revenues and expenses, as well as appropriate discount rates. These estimates are consistent with the plans and estimates that the Company uses to manage the business. The estimates assume that the Company will maintain or gain market share in the future and that the commercial furniture market will experience a gradual recovery and return to growth from the current trends. If the Company fails to achieve the assumed growth rates or assumed gross margin, the Company may incur charges for impairment of goodwill in the future.

Self-Insurance Reserves – The Company is self-insured up to certain stop-loss limits for medical and workers' compensation claims. The Company records reserves based on the historical trends in medical and workers' compensation costs. If the Company was to experience an increase in medical or workers' compensation costs compared with our historical experience on which the reserve is based, our operating results would be adversely affected.

OPERATING RESULTS AS A PERCENTAGE OF SALES

The following table sets forth, for the periods presented, certain information relating to the operations of the Company, expressed as a percentage of net sales:

	November 2, 2002	November 3, 2001	October 28, 2000
Net sales	100.0%	100.0%	100.0%
Cost of sales, including nonrecurring items	76.5	77.4	73.7
Gross margin	23.5	22.6	26.3
Selling, general and administrative expenses	16.6	17.9	16.2
Special and nonrecurring items	—	4.0	—
Operating profit	6.9	0.7	10.1
Interest expense, net	6.2	5.5	5.2
Earnings (loss) before income taxes	0.7	(4.8)	4.9
Income tax expense (benefit)	0.5	(1.4)	2.1
Net earnings (loss)	0.2%	(3.4)%	2.8%
Supplemental Information – Before Special and Nonrecurring Items			
Gross margin	23.5%	24.5%	26.3%
Operating profit	6.9	6.6	10.1
Earnings before income taxes	0.7	1.2	4.9
Net earnings	0.2%	0.4%	2.8%

FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to October 31. Fiscal years 2002, 2001 and 2000, ended November 2, 2002, November 3, 2001 and October 28, 2000, respectively, and included 52, 53 and 52 weeks, respectively. References to years relate to fiscal years rather than calendar years.

NET SALES

In 2002, net sales were $277.5 million, compared with $314.1 million in 2001, a decrease of 11.6%. The decrease primarily reflects the continuation of the weak market conditions, particularly in the hospitality and contract office markets. The slow economy led to a decline in new construction and a deferral of refurbishments in the hospitality market and a decline in corporate expenditures for furniture products. The Company's decision to discontinue unprofitable business with certain buying clubs and a purchasing group resulted in a net sales decline of approximately $10.0 million.

In 2001, net sales were $314.1 million, compared with $331.1 million in 2000, a decrease of 5.1%. The decrease primarily resulted from a decline in sales to the hospitality market related to the weak market conditions during the year, partially offset by an increase in sales to the food service and contract office markets.

COSTS AND EXPENSES

The Company's reported operating results for fiscal years 2002 and 2001 included special and nonrecurring items associated with various strategic initiatives the Company has undertaken.

During the first quarter of 2002, the Company recorded a pre-tax charge of $0.6 million, $0.4 million after-tax or $0.04 per diluted share, for special and nonrecurring items. The charge is a result of the Company executing its manufacturing strategy, which included the closure of its Statesville, North Carolina facility, and transfer production into the Company's other plants. The initiative was announced during the third quarter of 2001 and was completed in February 2002. During the fourth quarter of 2002, the Company recorded a pre-tax gain of $0.8 million, $0.5 million after-tax or $0.05 per diluted share, for special and nonrecurring items. This gain is primarily the result of the sale of the Statesville, North Carolina facility for a greater amount than was anticipated at the time the special and nonrecurring items were originally recorded.

During 2001, the Company recorded a pre-tax charge of $18.6 million, $12.1 million after-tax or $1.37 per diluted share, for special and nonrecurring items. The cash component of the pre-tax charge was $4.7 million. The charges resulted from the Company's decision to consolidate its manufacturing operations and eliminate several duplicative and non-performing product lines. The Company closed its Statesville, North Carolina facility; significantly downsized its Zacatecas, Mexico, facility, and transferred production into the Company's other plants. This charge included costs associated with the write-down of land, buildings, machinery and equipment, asset disposition costs, employee severance of approximately 460 employees and other related costs associated with exiting the closed facilities. Cost of sales included a $6.0 million charge to write-down the carrying value of inventory.

In 2002, the Company's gross margin was $65.1 million compared with $70.8 million in 2001. Excluding the special and nonrecurring items, gross margin would have been $76.8 million in 2001. Gross margin as a percent of sales, excluding the special and nonrecurring items, was 23.5% in 2002 as compared to 24.5% in 2001. Gross margin as a percent of sales decreased primarily due to the decline in sales, which reduced fixed overhead absorption at the manufacturing plants. The Company also experienced unfavorable product mix and pricing pressures, primarily in the hospitality market, that was caused by the weak market conditions. The decline in gross margin was partially offset by the implemented cost reduction activities at the manufacturing plants, including the closing of Statesville, North Carolina facility, which was completed during February 2002.

In 2001, the Company's gross margin was $70.8 million compared with $87.2 million in 2000. Excluding the special and nonrecurring items in 2001, gross margin would have been $76.8 million, a decrease of 11.9% from 2000. Gross margin as a percent of sales, excluding the special and nonrecurring items, was 24.5% in 2001 as compared to 26.3% in 2000. Gross margin as a percent of sales decreased primarily due to product mix and pricing pressures, and the decline in sales, which reduced fixed overhead absorption and negatively impacted efficiencies at the manufacturing plants. The pricing pressure experienced by the Company was largely confined to the hospitality market and was driven by the weak market conditions within that market.

Selling, general and administrative expenses were $46.1 million, $56.2 million, and $53.8 million in 2002, 2001, and 2000, respectively. The decrease in 2002 from 2001 is a result of the Company's cost reduction activities, the elimination of goodwill amortization ($3.5 million) and lower variable selling costs due to lower sales. The increase in 2001 from 2000 is a result of the addition of Epic Furniture Group and increased spending for marketing programs and information systems infrastructure support, partially offset by a reduction in variable selling expense related to the decline in sales. As a percent of sales, the expense rate was 16.6% in 2002, 17.9% in 2001, and 16.2% in 2000.

INTEREST AND TAXES

Net interest expense was $17.1 million in 2002, 2001, and 2000. Net interest expense was flat in 2002 as compared to 2001, due to the reduction in the effective interest rate offset by an increase in the average outstanding borrowings.

Income tax expense (benefit) was $1.3 million, $(4.2) million, and $7.0 million in 2002, 2001, and 2000, respectively. The effective income tax rate was 65.6% in 2002, (28.1%) in 2001, and 43.4% in 2000. The effective tax rate differs from the statutory tax rate due to non-deductible permanent tax items and state, local and foreign taxes.

NET EARNINGS (LOSS)

Net earnings (loss) were $0.7 million, or $0.08 per share, in 2002 as compared to $(10.8) million, or $(1.22) per share, in 2001. Excluding the special and nonrecurring items, net earnings would have been $0.6 million, or $0.07, per share, in 2002 as compared to $1.4 million, or $0.15 per share, in 2001. The decrease in net earnings in 2002 was primarily due to the decline in sales and the unfavorable product mix and pricing pressures experienced during 2002, partially offset by the Company's cost reduction measures.

Net earnings (loss) were $(10.8) million, or $(1.22) per share, in 2001 as compared to $9.2 million, or $1.05 per share, in 2000. Excluding the special and nonrecurring items, net earnings would have been $1.4 million, or $0.15 per share, in 2001. The decrease in net earnings in 2001 was primarily due to the decline in sales and product mix and pricing pressures.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital at November 2, 2002, was $39.0 million and its ratio of current assets to current liabilities was 1.6 to 1.

Cash provided by (used in) operating activities was $(0.2) million in 2002, $10.9 million in 2001, and $17.3 million in 2000. During 2002, the Company used cash for working capital items, in particular inventory. Inventories were $57.1 million at November 2, 2002, compared with $49.2 million at November 3, 2001, a 16.0% increase. The increase in inventories is primarily due to increased stocking levels of raw material items and component parts, partially due to the Company's plant consolidation efforts, as well as a decrease in inventory consumption because of a decline in sales volume. Work in process and finished goods inventories increased due to the timing of certain shipments. Partially offsetting the use of cash, the Company received $2.9 million in income tax refunds, net of payments.

Cash used in investing activities was $2.1 million, $5.8 million, and $5.3 million in 2002, 2001, and 2000, respectively. The Company invested $ 4.4 million in 2002, $5.8 million in 2001, and $5.3 million in 2000 in capital additions primarily to improve operating efficiencies and increase manufacturing capacities, as well as normal recurring capital replacements. The Company's capital budget for 2003 is approximately $4.5 million, which will be used primarily to acquire new equipment.

Cash provided by financing activities was $2.3 million in 2002, relating to net borrowings under the Company's revolving line of credit. Cash used in financing activities was $7.3 million in 2001 and $11.0 million in 2000 principally relating to the repayment of long-term debt and the payment of cash dividends.

The following table summarizes our contractual obligations at November 2, 2002:

	Payments Due by Period				
In thousands	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Long-term debt	$15,359	$33,834	$—	$101,392	$150,585
Operating leases	3,594	6,067	3,883	8,465	22,009
Total contractual cash obligations	$18,953	$39,901	$3,883	$109,857	$172,594

The Company expects that it will meet its ongoing working capital and capital requirements from a combination of existing cash, internally generated funds and available borrowings under its revolving credit facility. The Company's operating cash flows constitute its primary internal source of liquidity.

The Company has a $25.0 million revolving line of credit with a group of financial institutions. The revolving line of credit bears interest at the Company's option, at the Prime Rate, Federal Funds Rate or LIBOR adjusted for a spread based on the Company's leverage ratio. At November 2, 2002, the Company had $10.9 million outstanding under this revolving line of credit. In addition, approximately $4.8 million of the total commitment under the revolving line of credit agreement is currently used to support outstanding standby letters of credit.

The Company must comply with certain covenants, under its credit agreement, including limitations relating to the payment of dividends, the maintenance of specific ratios and minimum levels of EBITDA. The Company's most restrictive debt covenant is the consolidated leverage ratio ("Ratio"), defined in the credit agreement as the ratio of total debt to EBITDA. The maximum Ratio requirement is 5.50 at November 2, 2002. The maximum allowed Ratio decreases to 5.25 at May 3, 2003 and 5.00 at November 1, 2003. At November 2, 2002, the Company's Ratio is 5.48. The Company believes that it will remain in compliance with this covenant throughout 2003.

EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flow for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. As calculated by the definitions in the credit agreement, EBITDA was $27.5 million for 2002.

Generally, inflation has not had a material effect on the Company in the past, and no such effect is expected in the near future. Historically, the Company has been able to either increase prices or improve efficiencies to offset the impact of inflation, and management presently believes that the Company will continue to be able to do so.

RISK MANAGEMENT

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. The Company's net exposure to interest rate risk consists of floating-rate instruments based on LIBOR.

Assuming November 2, 2002 variable rate debt levels, a one-point increase in interest rates would have increased net interest expense by $0.5 million in fiscal year 2002.

RECENTLY ISSUED ACCOUNTING STANDARDS

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accouting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single accounting model, based on the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," for long-lived assets to be disposed of by sale, and resolves implementation issues related to SFAS No. 121. SFAS No. 144 applies to financial statements issued for fiscal years beginning after December 15, 2001.

In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

CONSOLIDATED STATEMENTS OF EARNINGS

For the Years Ended November 2, 2002, November 3, 2001, and October 28, 2000

In thousands, except per-share data	2002	2001	2000
Net sales	$277,537	$ 314,116	$331,078
Cost of sales, including nonrecurring items	212,402	243,272	243,900
Gross margin	65,135	70,844	87,178
Selling, general and administrative expenses	46,147	56,172	53,787
Special and nonrecurring items	(162)	12,642	—
Operating profit	19,150	2,030	33,391
Interest expense, net of interest income of $127, $117, and $380, respectively	17,081	17,149	17,149
Minority interest in consolidated subsidiaries	59	(133)	(2)
Earnings (loss) before income taxes	2,010	(14,986)	16,244
Income tax expense (benefit)	1,318	(4,215)	7,048
Net earnings (loss)	$ 692	$ (10,771)	$ 9,196
Basic and diluted earnings (loss) per share	$ 0.08	$ (1.22)	$ 1.05

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

For the Years Ended November 2, 2002, and November 3, 2001

In thousands, except per-share data	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 1,646	$ 1,670
Accounts receivable, less allowances of $707 and $949, respectively	32,942	35,268
Inventories	57,117	49,224
Prepayments and other current assets	9,041	6,977
Total current assets	100,746	93,139
Property, plant and equipment:		
Land	2,726	3,392
Buildings and improvements	19,962	20,345
Machinery and equipment	49,569	44,953
	72,257	68,690
Less – accumulated depreciation	31,375	26,156
Net property, plant and equipment	40,882	42,534
Other assets, net of accumulated amortization:		
Goodwill	117,474	117,474
Other	14,475	14,320
Total other assets	131,949	131,794
Total assets	$273,577	$267,467
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 20,841	$ 20,101
Customer deposits	9,211	10,953
Accrued compensation and benefits	7,738	6,553
Accrued interest	4,511	5,005
Other accrued liabilities	4,127	6,745
Current maturities of long-term debt	15,359	11,510
Total current liabilities	61,787	60,867
Long-term obligations:		
Long-term debt	135,226	136,461
Minority interest in consolidated subsidiaries	736	677
Other	14,828	9,421
Total liabilities	212,577	207,426
Stockholders' equity:		
Common stock, $.02 par value: authorized 20,000,000 shares, issued 9,915,117	198	198
Additional paid-in capital	47,376	47,376
Treasury stock, at cost (1,012,918 and 1,117,151 shares, respectively)	(11,949)	(13,468)
Accumulated other comprehensive loss	(6,775)	(6,460)
Retained earnings	32,150	32,395
Total stockholders' equity	61,000	60,041
Total liabilities and stockholders' equity	$273,577	$267,467

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended November 2, 2002, November 3, 2001, and October 28, 2000

In thousands	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholders' Equity
Balance, October 30, 1999	$198	$47,376	$(15,455)	$ (221)	$37,403	$69,301
Net earnings	–	–	–	–	9,196	9,196
Translation adjustments	–	–	–	(2,954)	–	(2,954)
Comprehensive income						6,242
Cash dividends	–	–	–	–	(1,394)	(1,394)
Issuance of stock to Employee Stock Purchase Plan	–	–	692	–	(314)	378
Exercise of employee incentive stock options	–	–	192	–	(97)	95
Issuance of stock for acquisition	–	–	90	–	(35)	55
Balance, October 28, 2000	$198	$47,376	$(14,481)	$(3,175)	$44,759	$74,677
Net loss	–	–	–	–	(10,771)	(10,771)
Translation adjustments	–	–	–	694	–	694
Change in value of cash flow hedge, net of tax of $334	–	–	–	(545)	–	(545)
Minimum pension liability adjustment, net of tax of $2,104	–	–	–	(3,434)	–	(3,434)
Comprehensive income (loss)						(14,056)
Cash dividends	–	–	–	–	(1,055)	(1,055)
Issuance of stock to Employee Stock Purchase Plan	–	–	802	–	(400)	402
Exercise of employee incentive stock options	–	–	211	–	(138)	73
Balance, November 3, 2001	$198	$47,376	$(13,468)	$(6,460)	$32,395	$60,041
Net earnings	–	–	–	–	692	692
Translation adjustments	–	–	–	1,326	–	1,326
Change in value of cash flow hedge, net of tax of $334	–	–	–	545	–	545
Minimum pension liability adjustment, net of tax of $1,340	–	–	–	(2,186)	–	(2,186)
Comprehensive income						377
Issuance of stock to Employee Stock Purchase Plan	–	–	1,139	–	(769)	370
Exercise of employee incentive stock options	–	–	36	–	(27)	9
Issuance of stock to Deferred Directors Plan	–	–	344	–	(141)	203
Balance, November 2, 2002	$198	$47,376	$(11,949)	$(6,775)	$32,150	$61,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended November 2, 2002, November 3, 2001, and October 28, 2000.

In thousands	2002	2001	2000
Cash flows from operating activities:			
Net earnings (loss)	$ 692	$(10,771)	$ 9,196
Adjustments to reconcile net earnings (loss) to cash provided by (used in) operating activities:			
Depreciation and amortization	8,766	11,594	9,818
Deferred income tax provision	5,896	(4,032)	6,248
Minority interest in consolidated subsidiaries	59	(133)	(2)
Special and nonrecurring items, non cash	(801)	13,967	—
Changes in assets and liabilities:			
Accounts receivable	1,605	4,902	7,184
Inventories	(7,248)	(4,924)	(2,873)
Prepayments and other current assets	(5,339)	(725)	(894)
Other assets	(1,841)	(3,308)	(2,270)
Accounts payable	605	4,265	(4,848)
Customer deposits	(1,742)	664	(1,402)
Accrued liabilities	(2,044)	(246)	(3,798)
Other liabilities	1,204	(377)	983
Cash provided by (used in) operating activities	(188)	10,876	17,342
Cash flows from investing activities:			
Additions to property, plant and equipment	(4,380)	(5,805)	(5,327)
Proceeds from sale of property, plant and equipment	2,286	—	—
Cash used in investing activities	(2,094)	(5,805)	(5,327)
Cash flows from financing activities:			
Repayment of long-term debt	(9,474)	(6,750)	(10,098)
Proceeds from long-term debt	11,353	—	—
Common stock issuances	379	475	528
Cash dividends	—	(1,055)	(1,394)
Cash provided by (used in) financing activities	2,258	(7,330)	(10,964)
Increase (decrease) in cash and cash equivalents	(24)	(2,259)	1,051
Cash and cash equivalents – beginning of period	1,670	3,929	2,878
Cash and cash equivalents – end of period	$ 1,646	$ 1,670	$ 3,929
Supplemental cash flow information:			
Cash paid for interest	$16,651	$16,152	$15,904
Cash paid for (refund of) taxes, net	$(2,878)	$ 1,126	$ 2,377

See accompanying notes to consolidated financial statements.

Note 1 – Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Falcon Products, Inc. and its subsidiaries (the Company). All significant intercompany balances and transactions are eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to October 31. Fiscal years 2002 and 2000 ended November 2, 2002 and October 28, 2000, respectively, and included 52 weeks. Fiscal year 2001 ended November 3, 2001, and included 53 weeks. References to years relate to fiscal years rather than calendar years.

NATURE OF BUSINESS

The Company designs, manufactures and markets an extensive line of furniture and related products for the hospitality, contract office, food service, healthcare and education markets, including table bases, table tops, metal and wood chairs, booths and interior decor systems. The Company manufactures most of its products to customer order from basic raw materials. The Company markets its products to a wide variety of customers, including wholesale distributors, buying groups, architecture and design firms, office furniture dealers and end-users, through a combination of its own direct factory sales force and independent manufacturer's representatives.

The Company operates factories in Mexico through wholly owned subsidiaries which produce all of its table base casting requirements and also certain of its wood chair frames. The Company has a manufacturing facility in the Czech Republic, Falcon Mimon a.s., which manufactures wood chair frames. Substantially all of the sales of these subsidiaries are to the parent company and are eliminated in consolidation. The Company operates Howe A/S, located in Middelfart, Denmark, which markets, assembles and distributes tables and chairs to the European contract office market. In addition, the Falcon Products (Shenzen) Limited facility located in The People's Republic of China manufactures and markets products primarily for the food service market within the Asia-Pacific region. Sales from foreign operations and export sales from domestic facilities were $17.4 million, $22.4 million, and $25.0 million, in 2002, 2001, and 2000, respectively. At November 2, 2002 and November 3, 2001, long-lived assets of the foreign operations were $14.5 million and $12.1 million, respectively.

REVENUE RECOGNITION

The Company manufactures products for specific customer orders. Revenues are recognized and billings are rendered as the product is shipped and title passes to the customer.

SHIPPING AND HANDLING FEES

In accordance with Emerging Issues Task Force (EITF) Issue No. .00-10 *"Accounting for Shipping and Handling Fees and Costs"* all amounts billed to customers in sale transactions related to shipping and handling represent revenues earned for the goods provided and are classified as such. All amounts incurred for shipping and handling are included in cost of sales.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Substantially all of the Company's cash equivalents are denominated in U.S. dollars and therefore the effect of exchange rate changes on cash balances was not significant during any of the years presented.

INVENTORIES

Inventories include material, labor and factory overhead and are stated at the lower of cost or market. The cost of approximately 50% of the inventories at both November 2, 2002 and November 3, 2001, respectively, has been determined using the Last-In, First-Out (LIFO) method. The remaining inventories are valued using the First-In, First-Out (FIFO) method. At November 2, 2002 and November 3, 2001, the inventory valued using LIFO approximates FIFO.

Inventories at November 2, 2002 and November 3, 2001, consist of the following:

In thousands	**2002**	2001
Raw materials	**$37,759**	$33,501
Work in process	**10,641**	9,054
Finished goods	**8,717**	6,669
	$ 57,117	$49,224

PROPERTY, PLANT AND EQUIPMENT

Investments in property, plant and equipment are recorded at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts; gains or losses are included in operations. Depreciation, including the amortization of assets recorded under capital leases, is computed by use of the straight-line method over estimated service lives. Principal service lives are: buildings and improvements – 5 to 40 years; machinery and equipment – 3 to 13 years. Depreciation expense was $5.3 million, $5.3 million, and $4.3 million in 2002, 2001 and 2000, respectively.

LONG-LIVED ASSETS

Long-lived assets include primarily property and goodwill. Long-lived assets being retained for use are periodically reviewed for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss is recognized during the period in which the loss was incurred. An impairment loss is calculated as the difference between the carrying value of the assets and the present value of estimated future net cash flows or comparable market values, giving consideration to recent operating performance.

Long-lived assets that are to be disposed of are reported at the lower of carrying value or fair value less costs to sell. Reductions in carrying value are recognized in the period in which management commits to a plan to dispose of the assets.

OTHER ASSETS

Other assets consist of the following at November 2, 2002 and November 3, 2001:

In thousands	2002	2001
Goodwill, net of accumulated amortization of $10,834	**$117,474**	$117,474
Deferred financing fees, net of accumulated amortization of $3,041 and $2,032	**4,818**	5,191
Deferred catalog costs, net of accumulated amortization of $1,940 and $717	**2,413**	3,046
Other, net of accumulated amortization of $4,316 and $2,671	**6,207**	3,948
Deferred tax assets	**1,037**	2,135
	$131,949	$131,794

Goodwill represents the excess of cost over fair value of net assets acquired at the date of acquisition. Deferred debt issue costs are amortized on a straight-line basis over the original life of the respective debt issue, approximately six to ten years. The cost of the design, production and distribution of sales catalogs and reprints thereof is being amortized on a straight-line basis over three to five years.

INTEREST RATE RISK MANAGEMENT

In accordance with Statement of Financial Accounting Standards (SFAS) No. 133, as amended, "Accounting for Derivatives and Hedging Activity" all derivative instruments are recorded at fair value on the balance sheet and all changes in fair value are recorded to earnings or to stockholders' equity through other comprehensive income.

FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's non-U.S. subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." The functional currency for Falcon Mimon a.s., Falcon Products (Shenzen) Limited, and Howe A/S has been determined to be the subsidiaries' local currency. As a result, the gain or loss resulting from the translation of its financial statements to U.S. dollars is included in accumulated other comprehensive loss.

For the Company's Mexican subsidiaries, the functional currency has been determined to be the U.S. dollar. The gain or loss resulting from the translation of these financial statements is included in selling, general and administrative expenses.

The net foreign currency translation and transaction gains (losses) included in earnings for 2002, 2001, and 2000, were $(269), $25, and $(46), thousand, respectively.

EARNINGS PER SHARE

Earnings per share amounts have been calculated in accordance with SFAS No. 128, "Earnings Per Share" using the weighted average number of shares outstanding during each period, adjusted for the impact of common stock equivalents using the treasury stock method when the effect is dilutive.

SEGMENTS

In accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," a single segment has been identified based upon management responsibility. The Company operates in one reportable segment, the manufacture and sale of commercial furniture.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those reported.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) represents the change in stockholders' equity during the period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners. Accumulated other comprehensive loss consists of the following at November 2, 2002, and November 3, 2001:

In thousands	2002	2001
Cumulative translation adjustments	**$(1,155)**	$(2,481)
Minimum pension liability adjustment, net of tax	**(5,620)**	(3,434)
Fair value of cash flow hedge, net of tax	**—**	(545)
	$(6,775)	$(6,460)

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company adopted SFAS No. 142 on November 4, 2001. Upon adoption, the Company did not have an impairment charge and eliminated the amortization of goodwill.

The following table presents the impact of SFAS No. 142 on net earnings (loss) and net earnings (loss) per share had the accounting standard been in effect for 2001 and 2000:

In thousands except per share amounts	**2002**	2001	2000
Net earnings (loss) – as reported	**$692**	$(10,771)	$9,196
Adjustments –			
Amortization of goodwill	**—**	3,508	3,454
Income tax effect	**—**	(93)	(93)
Net earnings (loss) – adjusted	**$692**	$(7,356)	$12,557
Basic earnings (loss) per share – as reported	**$0.08**	$(1.22)	$1.05
Basic earnings (loss) per share – adjusted	**$0.08**	$(0.83)	$1.44
Diluted earnings (loss) per share – as reported	**$0.08**	$(1.22)	$1.05
Diluted earnings (loss) per share – adjusted	**$0.08**	$(0.83)	$1.43

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single accounting model, based on the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," for long-lived assets to be disposed of by sale, and resolves implementation issues related to SFAS No. 121. SFAS No. 144 applies to financial statements issued for fiscal years beginning after December 15, 2001.

In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

Note 2 – Special and Nonrecurring Items

During the first quarter of 2002, the Company recorded a pre-tax charge of $0.6 million, $0.4 million after-tax or $0.04 per diluted share, for special and nonrecurring items. The charge is a result of the Company executing its manufacturing strategy, which included the closure of its Statesville, North Carolina facility, and transfer production into the Company's other plants. The initiative was announced during the third quarter of 2001 and was completed in February 2002. During the fourth quarter of 2002, the Company recorded a pre-tax gain of $0.8 million, or $0.5 million after-tax or $0.05 per diluted share, for special and nonrecurring items. This gain is primarily the result of the sale of the Statesville, North Carolina facility for a greater amount than was anticipated at the time the special and nonrecurring items were originally recorded.

During 2001, the Company recorded a pre-tax charge of $18.6 million, $12.1 million after-tax or $1.37 per diluted share, for special and nonrecurring items. The charges resulted from the Company's decision to consolidate its manufacturing operations and eliminate several duplicative and non-performing product lines. The Company closed its Statesville, North Carolina, facility; significantly downsized its Zacatecas, Mexico, facility; and transferred production into the Company's other plants. This charge included costs associated with the write-down of land, buildings, machinery and equipment, asset disposition costs, employee severance of approximately 460 employees and other related costs associated with exiting the closed facilities. Cost of sales included a $6.0 million charge to write-down the carrying value of inventory.

A summary of activity related to the strategic initiatives is as follows:

In thousands	**2002**	2001
Liability – beginning of period	**$2,836**	$ —
Charges to operations:		
Asset write-downs (gains)	**(528)**	7,967
Inventory disposal and product elimination costs	**—**	6,000
Employee severance costs	**(288)**	2,520
Real estate exit and other costs	**654**	2,155
	(162)	18,642
Asset write-down or cash payments:		
Asset (write-downs) gains	**528**	(7,967)
Inventory disposal and product elimination costs	**—**	(6,000)
Employee severance costs	**(1,261)**	(971)
Real estate exit and other costs	**(1,691)**	(868)
	(2,424)	(15,806)
Liability – end of period	**$ 250**	$ 2,836

Note 3 – Rental Expense and Lease Commitments

The Company leases certain manufacturing facilities, office and showroom space, and certain office and transportation equipment under non-cancelable lease agreements having an initial term of more than one year and expiring at various dates through the year 2015.

The future minimum rental commitments due under lease agreements are as follows at November 2, 2002:

In thousands	Capital Leases	Operating Leases
2003	$ 61	$ 3,594
2004	61	3,171
2005	—	2,896
2006	—	2,133
2007	—	1,750
Later years	—	8,465
Total minimum lease payments	122	$22,009
Less-amount representing interest	(6)	
Present value of minimum lease payments	$116	

Total operating lease and rental expense was approximately $2.6 million, $3.2 million, and $2.8 million in 2002, 2001, and 2000, respectively.

Note 4 – Long-Term Debt

Long-term debt consists of the following at November 2, 2002 and November 3, 2001:

In thousands	**2002**	2001
11.375% Senior subordinated notes, due June 15, 2009	**$100,000**	$100,000
Term loan, expiring April 30, 2004, interest at LIBOR + 4.75%	**34,995**	44,415
Revolving line of credit, interest at LIBOR + 4.75% or Base Rate + 3.25%	**10,900**	—
Notes payable to a foreign bank, secured by certain assets of Falcon Mimon, due in varying monthly installments, interest ranging from LIBOR + 1.4% to 2.2%	**3,182**	2,035
Notes payable to a foreign bank, secured by certain assets of Howe Europe, due in varying quarterly installments, interest at 4.5% to 5.1%	**1,392**	1,351
Obligations under capital leases	**116**	170
	150,585	147,971
Less-current maturities	**15,359**	11,510
	$135,226	$136,461

The Company's long-term debt matures (in thousands) as follows: $15,359 in 2003, $33,834 in 2004, $0 in 2005, $0 in 2006, $0 in 2007, and $101,392 thereafter.

The Company has a senior secured credit facility (the "Senior Secured Credit Facility") with a group of financial institutions which provides for a term loan with an initial amount of $70 million (the "Term Loan") and a revolving credit facility of up to $25 million (the "Revolving Credit Facility"). The Senior Secured Credit Facility is secured by substantially all of the assets of the Company. At November 2, 2002, the Company had outstanding indebtedness of $35.0 million under the Term Loan, and $10.9 million outstanding under the Revolving Credit Facility.

The loans outstanding under the Senior Secured Credit Facility bear interest at the Company's option, at (1) the London Interbank Offered Rate ("LIBOR") plus the applicable margin, or (2) the greater of the Prime Rate and the rate which is 1% in excess of the rates on overnight Federal Funds transactions as published by the Federal Reserve Bank of New York (the "Base Rate"), plus the applicable margin. The applicable margin is determined based on total leverage ratio, as defined. For the Revolving Credit Facility and the Term Loan, the applicable margin will range from 3.00% to 4.75% for LIBOR borrowings and from 1.50% to 3.25% for Base Rate borrowings.

Concurrently with entering into the Senior Secured Credit Facility, the Company issued $100 million of 11.375% Senior Subordinated Notes (the "Senior Subordinated Notes") due June 15, 2009, with interest payable semiannually commencing December 15, 1999. The proceeds from the issuance were used in conjunction with the Senior Secured Credit Facility to finance the acquisition of Shelby Williams Industries, Inc. along with the fees and expenses associated with the acquisition.

Under the terms of the Senior Secured Credit Facility and the indentures pursuant to which the Senior Subordinated Notes have been issued (the "Indenture"), the Company must comply with certain covenants including limitations relating to the payment of dividends and the maintenance of specific ratios. The Company's most restrictive debt covenant is the consolidated leverage ratio ("Ratio") as defined in the agreement. At November 2, 2002, the Company's Ratio is 5.48 and the maximum Ratio requirement is 5.50.

Based on borrowing rates currently available for debt instruments with similar terms and maturities, the fair market value of the Company's long-term debt as of November 2, 2002 and November 3, 2001, was approximately $127 million and $138 million, respectively.

At November 2, 2002, the Company had letters of credit outstanding of $4.8 million.

Note 5 – Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires income taxes to be accounted for using a balance sheet approach known as the liability method. The liability method accounts for deferred income taxes by applying statutory tax rates in effect at the date of the balance sheet to differences between the book and tax basis of assets and liabilities. Adjustments to deferred income taxes resulting from statutory rate changes flow through the tax provision in the year of the change.

The components of income tax expense (benefit) are as follows:

In thousands	**2002**	2001	2000
Current:			
Federal	**$(5,855)**	$(1,023)	$ 648
State	**863**	617	41
Foreign	**414**	223	111
Deferred	**5,896**	(4,032)	6,248
	$ 1,318	$(4,215)	$7,048

The following is a reconciliation between statutory federal income tax expense (benefit) and actual income tax expense (benefit):

In thousands	**2002**	2001	2000
Computed "expected" federal income tax expense (benefit)	**$ 683**	$(5,095)	$5,522
Increase (decrease) resulting from:			
State income taxes	**436**	40	767
Non-deductible goodwill amortization	**—**	1,109	1,059
Other, net	**199**	(269)	(300)
	$1,318	$(4,215)	$7,048

The significant components of deferred income tax assets and liabilities are as follows:

In thousands	**2002**	2001
Deferred tax assets:		
Reserves and accruals	**$ 3,393**	$7,880
Net operating loss carryforward	**2,288**	3,947
Pension liability	**3,543**	2,927
	9,224	14,754
Deferred tax liabilities:		
Depreciation and other property basis differences	**(2,771)**	(3,606)
Inventories	**(3,412)**	(3,251)
Other	**(2,520)**	(2,487)
	(8,703)	(9,344)
Net deferred income tax asset	**$ 521**	$ 5,410

Net current deferred income tax liabilities of $0.5 million and net non-current deferred income tax assets of $1.0 million are included in other accrued liabilities and other assets, respectively, in the accompanying Consolidated Balance Sheets at November 2, 2002. The Company's net operating loss carryforwards expire between 2006 and 2022.

Note 6 – Stock Option and Stock Purchase Plans

The Company has an employee stock purchase plan. Under the plan, employees may contribute up to 10% of their gross income to purchase stock of the Company at 85% of the lesser of the fair market value on the grant date or the exercise date.

The Company has an employee incentive stock option plan which allows the Company to grant key employees incentive and nonqualified stock options to purchase shares of the Company's common stock at not less than the market price on the date of grant. Options not exercised accumulate and are exercisable, in whole or in part, in any subsequent period but not later than ten years from the date of grant.

The Company also has a Non-Employee Director Stock Option Plan, approved by the stockholders, under which the Company annually grants an option to purchase 3,000 shares of common stock to each director who is neither an officer of the Company nor compensated under any employment or consulting arrangements ("Non-Employee Director"). Under the plan, the option exercise price is the fair market value of the Company's common stock on the date of the grant and the options are exercisable, on a cumulative basis, at 20% per year commencing on the date of the grant.

The Company accounts for the option plans using APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized relating to the stock options.

Stock option transactions under the plans for 2002, 2001, and 2000:

	2002		2001		2000	
	Average Price	**Number of Shares**	Average Price	Number of Shares	Average Price	Number of Shares
Options outstanding at beginning of year	**$9.24**	**1,694,053**	$11.08	1,188,553	$11.09	1,289,970
Options granted	**5.90**	**454,000**	7.28	851,000	9.22	24,000
Options canceled	**9.34**	**164,325**	11.03	329,600	11.38	110,700
Options exercised	**4.09**	**2,339**	4.88	15,900	6.68	14,717
Options outstanding at end of year	**$8.47**	**1,981,389**	$ 9.24	1,694,053	$11.08	1,188,553
Exercisable at end of year		**875,589**		697,233		734,033

Stock options outstanding at November 2, 2002:

	Options Outstanding			Options Exercisable	
	Number of Options	Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$5.90 – $ 7.13	689,000	8.71	$6.36	55,000	$ 7.05
$7.17 – $ 9.24	740,099	6.71	7.85	347,099	8.39
$9.25 – $15.00	552,290	3.79	11.95	473,490	11.92
	1,981,389	6.59	$8.47	875,589	$10.21

Pro forma net earnings and net earnings per share in the following table were prepared as if the Company had accounted for its stock option plans under the fair market value method of SFAS No. 123, "Accounting for Stock-Based Compensation."

In thousands except per-share amounts	2002	2001	2000
Net earnings (loss) – pro forma	**$ 57**	$(11,411)	$8,629
Net earnings (loss) per share – pro forma	**$ 0.01**	$ (1.29)	$ 0.98
Weighted-average fair value of options granted	**$2.43**	$ 2.92	$ 4.64

For the pro forma disclosures, the fair value of each option grant is estimated at the date of the grant using an option pricing model with the following assumptions:

In thousands	2002	2001	2000
Expected dividend yield	**0%**	1%	1%
Expected stock price volatility	**44%**	43%	30%
Risk-free interest rate	**2.0%**	5.0%	5.5%
Expected life of option	**6.1 years**	5.9 years	5.8 years

Note 7 – Derivative Instruments

The Company has used interest rate swap agreements to manage the relative mix of the Company's debt between fixed and variable rate instruments. During 2002, the Company's cash flow designated interest rate swap agreement expired and the Company's fair value designated interest rate swap agreement was terminated. At November 2, 2002, the Company had no interest rate swap agreements.

Note 8 – Earnings Per Share

In accordance with SFAS No. 128 "Earnings Per Share," the following table reconciles net earnings and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings per share for each of the years ended 2002, 2001, and 2000.

In thousands except per-share amounts	2002	2001	2000
Net earnings (loss)	**$ 692**	$(10,771)	$9,196
Average shares outstanding	**8,943**	8,833	8,741
Assumed exercise of options (treasury method)	—	—	49
Average shares outstanding adjusted for dilutive effects	**8,943**	8,833	8,790
Basic earnings (loss) per share	**$ 0.08**	$ (1.22)	$ 1.05
Diluted earnings (loss) per share	**$ 0.08**	$ (1.22)	$ 1.05

Basic earnings per share were computed by dividing net earnings (loss) by the weighted average shares outstanding during the year. Diluted earnings (loss) per share was determined assuming the options issued and outstanding were exercised. Options to purchase 1,981,389 shares at a weighted average exercise price of $8.47 per share, 1,694,053 shares at a weighted average exercise price of $9.24 per share and 852,610 shares at a weighted average exercise price of $12.02 were outstanding during 2002, 2001, and 2000, respectively but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price or the shares would be antidilutive.

Note 9 – Pension Plans

The Company has three noncontributory, defined benefit pension plans covering certain hourly and substantially all salaried domestic personnel. The Company's policy is to fund pension benefits to the extent contributions are deductible for tax purposes and in compliance with federal laws and regulations. For the Company's plans, normal retirement age is 65, but provision is made for earlier retirement. Benefits are generally based on 1.5% of average annual compensation for each year of service. Full vesting occurs upon completion of five years of service. Assets of the Company's pension plans primarily consist of investments in publicly traded securities and in group annuity contracts with insurance companies.

In thousands	2002	2001
Change in benefit obligation		
Benefit obligation at beginning of year	$ 40,436	$ 32,729
Service cost	2,468	2,092
Interest cost	2,745	2,479
Actuarial (gain)/loss	(2,737)	4,827
Benefits paid	(3,133)	(1,691)
Effect of benefit change	1,764	—
Benefit obligation at end of year	$ 41,543	$ 40,436
Change in plan assets		
Fair value of plan assets at beginning of year	$ 28,016	$ 30,399
Actual return on plan assets	(1,903)	(2,373)
Employer contributions	531	1,681
Benefits paid	(3,133)	(1,691)
Fair value of plan assets at end of year	$ 23,511	$ 28,016
Reconciliation of funded status		
Underfunded status	$(18,032)	$(12,420)
Unrecognized net actuarial loss	10,239	9,640
Unrecognized transition asset	—	(77)
Unrecognized prior service cost	2,273	571
Net amounts recognized	$ (5,520)	$ (2,286)
Amounts recognized		
Accrued benefit liability	$(16,761)	$ (8,543)
Intangible asset	$ 2,273	$ 719
Accumulated other comprehensive loss	$ 9,064	$ 5,538
Components of net periodic benefit cost		
Service cost	$ 2,468	$ 2,092
Interest cost	2,745	2,479
Expected return on plan assets	(2,486)	(2,703)
Amortization of plan assets	—	6
Amortization of prior service cost	93	78
Amortization of transition asset	—	(16)
Recognized net actuarial loss	415	99
Net periodic benefit cost	$ 3,235	$ 2,035

The following actuarial assumptions were used in determining the Company's net periodic benefit cost and projected benefit obligation:

	2002	2001
Discount rate	7.00%	7.00%
Rate of salary increase	2.50%	5.00%
Expected long-term rate of return on plan assets	9.00%	9.00%

Note 10 – Transactions with Related Parties

Certain of the Company's directors or their affiliates provide various professional services to the Company or purchase some of the Company's products. During 2002, 2001, and 2000, the Company's transactions with those directors or their affiliates totaled in thousands approximately $224, $190, and $456, respectively.

Note 11 – Contingencies

The Company is subject to various lawsuits and claims with respect to such matters as patents, product liabilities, government regulations, and other actions arising in the normal course of business. In the opinion of management, the ultimate liabilities resulting from such lawsuits and claims will not have a material adverse effect on the Company's financial condition and results of operations.

Note 12 – Quarterly Financial Information (Unaudited)

In thousands, except per-share data

2002	**First**	**Second**	**Third**	**Fourth**
Net sales	$64,342	$66,594	$70,811	$75,790
Gross margin	14,909	16,110	16,551	17,565
Special and nonrecurring items	639	–	–	(801)
Net earnings (loss)	(879)	68	334	1,169
Diluted earnings (loss) per share	$ (0.10)	$ 0.01	$ 0.04	$ 0.13

2001	First	Second	Third	Fourth
Net sales	$76,187	$ 77,109	$77,024	$83,796
Gross margin	20,000	18,187	12,446	20,211
Special and nonrecurring items	–	–	12,000	642
Net earnings (loss)	1,252	(392)	(11,072)	(559)
Diluted earnings (loss) per share	$ 0.14	$ (0.04)	$ (1.25)	$ (0.06)

THE BOARD OF DIRECTORS FALCON PRODUCTS, INC.:

We have audited the accompanying consolidated balance sheet of Falcon Products, Inc. as of November 2, 2002 and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal year ended November 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Falcon Products, Inc. as of November 3, 2001 and for the fiscal years ended November 3, 2001 and October 28, 2000 were audited by other auditors who have ceased operations and whose report dated December 14, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Falcon Products, Inc. at November 2, 2002 and the consolidated results of its operations and its cash flows for the fiscal year ended November 2, 2002 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002.

Ernst & Young LLP

St. Louis, Missouri
December 17, 2002

The following report is a copy of a report previously issued by Arthur Andersen LLP, which has ceased operations, and has not been reissued by Arthur Andersen LLP.

TO FALCON PRODUCTS, INC.:

We have audited the accompanying consolidated balance sheets of FALCON PRODUCTS, INC. (a Delaware corporation) and subsidiaries as of November 2, 2002 and November 3, 2001, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three fiscal years in the period ended November 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Products, Inc. and subsidiaries as of November 2, 2002 and November 3, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended November 2, 2002, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

St. Louis, Missouri
December 14, 2001

In thousands, except per-share data	**2002**	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Operating Data:											
Net sales	**$277,537**	$314,116	$331,078	$233,019	$149,085	$118,110	$105,489	$83,591	$71,213	$56,371	$43,150
Cost of sales, including nonrecurring items	**212,402**	243,272	243,900	174,516	108,726	84,607	73,912	56,827	48,574	39,151	29,545
Gross margin	**65,135**	70,844	87,178	58,503	40,359	33,503	31,577	26,764	22,639	17,220	13,605
Selling, general and administrative expenses	**46,147**	56,172	53,787	39,289	29,482	22,044	20,469	16,992	14,354	11,177	8,571
Special and nonrecurring items	**(162)**	12,642	—	10,500	271	3,700	—	—	—	—	—
Operating profit	**19,150**	2,030	33,391	8,714	10,606	7,759	11,108	9,772	8,285	6,043	5,034
Interest expense (income), net	**17,081**	17,149	17,149	7,281	619	(139)	(95)	(141)	(145)	223	137
Minority interest	**59**	(133)	(2)	(24)	(64)	(47)	(89)	44	(4)	—	—
Earnings (loss) from continuing operations before income taxes	**2,010**	(14,986)	16,244	1,457	10,051	7,945	11,292	9,869	8,434	5,820	4,897
Income tax expense (benefit)	**1,318**	(4,215)	7,048	873	3,701	3,019	4,291	3,693	3,121	2,137	1,761
Net earnings (loss) from continuing operations	**692**	(10,771)	9,196	584	6,350	4,926	7,001	6,176	5,313	3,683	3,136
Discontinued operations, net of tax	—	—	—	—	—	938	1,432	1,281	864	764	599
Gain on sale of discontinued operations, net of tax	—	—	—	—	—	6,770	—	—	—	—	—
Net earnings (loss)	**$ 692**	$(10,771)	$ 9,196	$ 584	$ 6,350	$ 12,634	$ 8,433	$ 7,457	$ 6,177	$ 4,447	$ 3,735
Earnings (loss) per share – Diluted:(1)											
Continuing operations	**$ 0.08**	$ (1.22)	$ 1.05	$ 0.07	$ 0.68	$ 0.50	$ 0.71	$ 0.64	$ 0.55	$ 0.42	$ 0.41
Discontinued operations	—	—	—	—	—	0.09	0.15	0.13	0.09	0.09	0.08
Gain on sale of discontinued operations	—	—	—	—	—	0.69	—	—	—	—	—
Net earnings per share	**$ 0.08**	$ (1.22)	$ 1.05	$ 0.07	$ 0.68	$ 1.28	$ 0.86	$ 0.77	$ 0.64	$ 0.50	$ 0.48
Cash dividends per share	—	$ 0.12	$ 0.16	$ 0.08	$ 0.16	$ 0.14	$ 0.10	$ 0.07	$ 0.04	—	—
Financial Position:											
Working capital	**$ 38,959**	$32,272	$ 43,321	$ 46,799	$ 35,756	$ 38,691	$ 34,531	$29,927	$25,658	$25,129	$13,327
Property, plant and equipment, net	**40,882**	42,534	49,897	48,841	27,498	25,211	24,485	21,529	18,467	11,069	10,674
Capital expenditures	**4,380**	5,805	5,327	6,245	6,594	3,807	4,449	4,969	4,608	1,506	1,131
Total assets	**273,577**	267,467	279,025	292,206	111,974	99,357	84,388	74,884	64,905	53,228	40,555
Total debt	**150,585**	147,971	154,408	164,506	18,815	1,794	1,405	1,889	1,787	860	9,250
Stockholders' equity	**61,000**	60,041	74,677	69,301	71,946	73,264	68,476	58,307	50,556	44,147	23,404

(1)Per-share data reflects adjustments related to the December 1995, 10% stock dividend and the January 1993, 50% stock dividend.

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Franklin A. Jacobs °
Chairman of the Board and Chief Executive Officer, Falcon Products, Inc.

Martin Blaylock *
Retired, Vice President of Manufacturing Operations, Monsanto Company

Melvin F. Brown +
Retired, President and Chief Executive Officer, Deutsche Financial Services

S. Lee Kling ° *
Chairman of the Board, The Kling Company

Lee M. Liberman +
Chairman Emeritus, Laclede Gas Company

David L. Morley °
President and Chief Operating Officer, Falcon Products, Inc.

Steven C. Roberts +
Co-Founder & President, Roberts-Roberts & Associates

Michael F. Shanahan, Sr. *
Chairman of the Board and Chief Executive Officer, Engineered Support Systems, Inc.

° Member Executive Committee
+ Member Audit Committee
* Member Compensation Committee

CORPORATE OFFICERS

Franklin A. Jacobs
Chairman of the Board and Chief Executive Officer

David L. Morley
President and Chief Operating Officer

Stephen E. Cohen
Vice President, Sales and Marketing

John K. Cronin
Vice President, Contract

David K. Denner
Vice President, Operations

Michael J. Dreller
Vice President, Finance and Chief Financial Officer

Lynda Garrison
Vice President, Support Services and Systems Development

Michael Jacobs
Vice President, International

Michael J. Kula
Vice President, Corporate Technology and Development

Jeff O'Hara
President Sellers & Josephson

Cyndy Donato Rosenbloom
Vice President, Human Resources

Daniel L. Steinberg
Vice President, Information Technologies

R. Craig Watts
President and Chief Executive Officer, Epic Furniture Group



DONALD P. GALLOP
1932 - 2002



ALAN PETERS
1911 - 2002

In memory of Don and Alan for their numerous years of tireless service, dedication and leadership to the Company and its employees. We will greatly miss their sound advice that helped contribute to the growth and success of the Company.

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800 368 5948

Ernst & Young, LLP
Plaza in Clayton, Suite 1300
190 Carondelet Plaza
St. Louis, Missouri 63105

Gallop, Johnson & Neuman, L.C.
101 South Hanley Road
St. Louis, Missouri 63105

Corporate Headquarters:
9387 Dielman Industrial Drive
St. Louis, Missouri 63132
www.thefalconcompanies.com

Domestic Manufacturing Facilities:

22 Falcon Drive
Belmont, Mississippi 38827

2075 Highway 43
Canton, Mississippi 39046

50 Amor Avenue
Carlstadt, New Jersey 07072

86 Route 4 East
Englewood, New Jersey 07631

150 Shelby Williams Drive
Morristown, Tennessee 37813

810 West Highway 25/70
Newport, Tennessee 37821

Falcon de Juarez, S.A. de C.V.
APDO, Postal 2519 E.
CD Juarez, Chih., Mexico
U.S.A. – P.O. Box 12865

Falcon Mimon a.s.
Hvezdovska 644
47124 Mimon
Czech Republic

Falcon Products (Shenzhen) Limited
10th Building
Fuman Industrial Zone, Pingucan
Pinghu Shenzhen
The People's Republic of China
518111

Howe A/S
Mandel Alle 23
5500 Middelfart, Denmark

Industrial Mueblera
Shelby Williams, S.A. DE C.V.
Manzana IV, Lote 1, Parque
Industrial Calera DE V.R. 98500
Calera, Zacatecas, Mexico

6301 N.W. 5th Way
Suite 3600
Ft. Lauderdale, FL 33309

11-111 and 11-94
Merchandise Mart
Chicago, Illinois 60654

3525 Piedmont Road North East
Suite 100
Atlanta, Georgia 30305

7026 Old Katy Road
Suite 267
Houston, Texas 77024

8687 Melrose Avenue
Los Angeles, California 90069

7901 S.W. 6th Court
Suite 120
Plantation, Florida 33324

150 East 58th Street
Suite 300
New York, New York 10005

Flat G, 6/F, Tower 2,
The Gateway Plaza
2601 Xian Tu Road
Xu Hui Qu, Shanghai,
The People's Republic
of China 200030

A copy of the Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained from the Company at no charge.

Direct your written requests to:
Corporate Secretary
Falcon Products, Inc.
9387 Dielman Industrial Drive
St. Louis, Missouri 63132

Falcon Products, Inc., common stock is traded on the New York Stock Exchange under the symbol FCP.

The Annual Meeting of Shareholders will be held on March 6, 2003, at 10:30 a.m. Central Standard Time at the St. Louis Club, 7701 Forsyth Boulevard, Clayton, Missouri 63105

FALCON®

FALCON PRODUCTS, INC. 9387 DIELMAN INDUSTRIAL DRIVE ST. LOUIS, MISSOURI 63132